Exhibit 99.4

SILVERCORP METALS INC.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

(Expressed in US Dollars, unless otherwise stated)

Notice to Reader of the Unaudited Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2008

The unaudited interim consolidated financial statements of Silvercorp Metals Inc. (the “Company”) for the three and nine months periods ended December 31, 2008 (“Financial Statements”) have been prepared by management. The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2008 which are available at the SEDAR website at www.sedar.com.  The Financial Statements are stated in terms of US dollars, unless otherwise indicated, and are prepared in accordance with Canadian generally accepted accounting principles.

     SILVERCORP METALS INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited - Expressed in US Dollars)

	Notes	December 31, 2008	March 31, 2008
ASSETS

Current Assets
Cash and cash equivalents		$28,807,706	$47,092,890
Short term investments		14,507,243	37,145,656
Accounts receivable and prepaids		3,272,043	5,259,699
Inventories	3&8	4,467,469	2,389,175
		51,054,461	91,887,420

Long term prepaids	8	2,077,250	5,194,431
Long term investments	4	15,012,460	17,873,887
Property, plant and equipment	5&8	27,157,876	14,349,572
Mineral rights and properties	6&8	89,489,700	60,904,275
Reclamation deposits		8,166	9,729
Future income tax assets		1,960,315	-
		$186,760,228	$190,219,314

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities		$10,210,253	$7,026,628
Deposits received from customers		1,022,113	2,573,202
Dividends payable		2,475,698	-
Income tax payable		663,568	719,557
Amounts due to related parties	12	2,803,994	12,070,732
		17,175,626	22,390,119

Future income tax liabilities	6	19,734,004	6,345,898
Asset retirement obligation	7	2,135,454	1,225,829
		39,045,084	29,961,846

Non-controlling interests	9	11,945,831	11,265,197

SHAREHOLDERS' EQUITY

Share capital	10	112,968,955	78,334,543
Contributed surplus		3,657,611	1,722,036
Reserves	11	11,059,771	2,077,628
Accumulated other comprehensive income (Loss)		(5,428,199)	14,121,627
Retained earnings		13,511,175	52,736,437
		135,769,313	148,992,271

		$186,760,228	$190,219,314
Commitments	4, 6&16

Approved on behalf of the Board:

(Signed) Robert Gayton
Director

(Signed) Rui Feng
Director

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

     SILVERCORP METALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited - expressed in US Dollars except for share figures)

		Three months ended December 31,		Nine months ended December 31,
	Notes	2008	2007	2008	2007

Sales		$15,167,797	$30,090,695	$66,130,673	$81,518,183

Cost of sales		7,439,333	4,889,057	23,046,247	13,655,741
Amortization and depletion		2,489,048	992,436	6,258,501	3,051,395
		9,928,381	5,881,493	29,304,748	16,707,136

Gross profit		5,239,416	24,209,202	36,825,925	64,811,047

Expenses
Accretion of asset retirement obligations	7	26,690	14,349	87,254	44,257
Amortization		353,483	139,495	793,575	342,060
Foreign exchange loss (gain)		830,196	57,198	(2,199,342)	1,119,563
General exploration and property investigation expenses		195,687	228,127	1,825,218	778,604
Impairment charges	8	47,433,476	-	47,800,181	-
Investor relations		87,158	81,953	441,031	214,543
Office, administration and miscellaneous		2,415,896	2,015,761	7,296,364	4,844,211
Professional fees		184,978	476,041	1,358,497	676,986
		51,527,564	3,012,924	57,402,778	8,020,224
Earnings (loss) before other income and expenses		(46,288,148)	21,196,278	(20,576,853)	56,790,823
Other income and expenses
Equity loss in investment	4	(22,398)	(68,035)	(1,466,735)	(171,630)
Loss on disposal of mineral rights and property	6	(819,213)	-	(819,213)	-
Loss on disposal of property, plant and equipment	5	(9,495)	-	(18,999)	(48,130)
Interest income		246,095	803,075	1,266,197	1,892,004
Other income		364,931	1,406,849	480,756	4,474,093
		(240,080)	2,141,889	(557,994)	6,146,337

Income (loss) before income taxes and non-controlling interests		(46,528,228)	23,338,167	(21,134,847)	62,937,160

Income tax expense (recovery)
Current		778,752	(43,164)	4,182,769	(1,546,714)
Future	8	(7,212,369)	4,031	(7,600,080)	140,888
		(6,433,617)	(39,133)	(3,417,311)	(1,405,826)

Income (loss) before non-controlling interests		(40,094,611)	23,377,300	(17,717,536)	64,342,986

Non-controlling interests	9	6,399,690	(5,596,340)	482,149	(15,264,994)

Net income (loss)		$(33,694,921)	$17,780,960	$(17,235,387)	$49,077,992

Basic earnings (loss) per share		$(0.22)	$0.12	$(0.11)	$0.33
Diluted earnings (loss) per share		$(0.22)	$0.12	$(0.11)	$0.33
Weighted Average Number of Shares Outstanding - Basic		151,689,501	148,088,464	151,760,854	147,237,094
Weighted Average Number of Shares Outstanding - Diluted		151,689,501	150,933,410	151,760,854	150,565,280

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

SILVERCORP METALS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited - Expressed in US Dollars)

	Three months ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007

Net income (loss) for the period	$(33,694,921)	$17,780,960	$(17,235,387)	$49,077,992
Other comprehensive income (loss), net of taxes:
Transition adjustment to opening balance upon adoption of new standards	-	-	-	10,000
Unrealized loss on available for sale securities	(43,204)	-	(107,018)	-
Unrealized exchange gain on translation of self-sustaining foreign operations	9,642,253	88,933	10,191,073	1,316,588
Unrealized exchange gain (loss) on translation of functional currency to reporting currency	(23,342,658)	1,127,263	(29,633,881)	(3,882,787)
Other comprehensive income (loss)	(13,743,609)	1,216,196	(19,549,826)	(2,556,199)
Comprehensive income (loss)	$(47,438,530)	$18,997,156	$(36,785,213)	$46,521,793

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

     SILVERCORP METALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in US Dollars)

		Three months ended December 31,		Nine months ended December 31,
		2008	2007	2008	2007
Cash provided by (used for)
Operating activities
Net income (loss) for the period		$(33,694,921)	$17,780,960	$(17,235,387)	$49,077,992
Add (deduct) items not affecting cash :
Accretion of asset retirement obligations		26,690	14,349	87,254	44,257
Amortization		2,842,531	1,131,931	7,052,076	3,393,455
Equity Investment loss (gain)		22,398	68,035	1,466,735	171,630
Future income tax expenses (recovery)		(7,212,369)	4,031	(7,600,080)	140,888
Impairment charges		47,433,476	(1,336,364)	47,800,181	-
Loss on disposal of mineral property		819,213	-	819,213	-
Loss on disposal of property, plant, and equipment		9,495	-	18,999	48,130
Mineral property option income		-	-	-	(4,388,267)
Non-controlling interests		(6,399,690)	5,596,340	(482,149)	15,264,994
Stock-based compensation		727,482	750,687	1,995,629	1,878,054
Unrealized foreign exchange loss on future income tax liabilities		2,523,023	-	3,495,171	-
		7,097,328	24,009,969	37,417,642	65,631,133
Net change in non-cash working capital
Accounts receivable and prepaids		2,161,729	2,925,623	2,174,465	(1,596,359)
Inventory		(113,148)	(137,646)	(2,532,188)	632,257
Accounts payable and accrued liabilities		(621,539)	(2,430,917)	899,293	971,964
Asset retirement obligation discharged upon payment		-	(149,692)	-	(513,831)
Income tax payable		653,209	(44,975)	(61,055)	(1,611,566)
Deposits received from customers		(668,778)	(1,040,242)	(1,537,741)	(958,133)
Cash provided by operating activities		8,508,801	23,132,120	36,360,416	62,555,465

Investing activities
Acquisition of mineral rights and properties		(995,888)	(21,307,510)	(36,401,652)	(26,371,128)
Acquisition of property, plant, and equipment		(2,562,895)	(1,238,123)	(11,172,542)	(3,433,118)
Purchase of long term investments		(145,408)	(1,974,348)	(145,408)	(3,903,772)
Decrease (increase) of short term investments		(2,458,413)	3,291,627	22,395,700	(28,325,715)
Decrease (increase) in long term prepaids		(2,428,912)	233,163	(1,853,071)	(3,763,724)
Proceeds from disposal of mineral rights and properties		814,283	-	814,283	-
Proceeds from disposal of property, plant, and equipment		1,745	-	1,745	157,352
Distribution to non-controlling interest shareholder		-	-	(11,199,489)	(3,371,257)
Cash dividends distributed		(2,990,467)	(6,891,019)	(2,990,467)	(6,891,019)
Non-controlling interest contribution		215,003	-	215,003	-
Cash used in investing activities		(10,550,952)	(27,886,210)	(40,335,898)	(75,902,381)

Financing activities
Repayment from (advance to) related parties		(1,100,455)	(106,810)	188,368	(1,501,842)
Advance (repayment) under loans payable		-	(540,605)	-	1,688,814
Share subscriptions for cash, net of commission and expenses		-	-	21,091	1,818,550
Shares returned to treasury for cancellation		(420,742)	616,636	(9,472,891)	-
Cash provided by (used in) financing activities		(1,521,197)	(30,779)	(9,263,432)	2,005,522

Effect of exchange rate changes on cash and cash equivalents		(4,122,641)	1,167,826	(5,046,270)	5,292,864

Decrease in cash and cash equivalents		(7,685,987)	(3,617,043)	(18,285,184)	(6,048,530)

Cash and cash equivalents, beginning of period		36,493,693	50,898,981	47,092,890	53,330,468

Cash and cash equivalents, end of period		$28,807,706	$47,281,938	$28,807,706	$47,281,938
Supplemental information:
Interest paid		$-	$13,480	$29,968	$30,000
Income tax paid		$-	$-	$4,148,853	$-

Non-cash investing activities:
Common shares issued for mineral rights and properties		$-	$-	$36,484,591	$-
Common shares of New Pacific Metals Corp. received as partial consideration for the Option Agreement related to Kang Dian Project	Note 9	$-	$1,336,364	$-	$4,388,267
Capitalized future income tax on acquisiton of mineral rights and properties		$-	$-	$19,220,433	$-
Capitalized asset retirement obligation as per initial measurement		$-	$-	$726,460	$-

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

SILVERCORP METALS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited - expressed in US Dollars except for share figures)

		Share capital
						Accumulated
						other	Retained	Total
		Number of		Contributed		comprehensive	earnings	shareholders'
	Notes	shares	Amount	surplus	Reserves	income (loss)	(deficit)	equity
Balance, March 31, 2007		145,957,938	$74,336,151	$954,041	$-	$479,795	$1,767,831	$77,537,818
Transition adjustment to opening balance		-	-	-	-	8,674	-	8,674
Options exercised		3,448,896	2,225,239	-	-	-	-	2,225,239
Warrants exercised		9,750	68,463	-	-	-	-	68,463
Cancellation of fraction shares		(108)	-	-	-	-	-	-
Value of options transferred upon exercised		-	1,704,690	(1,704,690)	-	-	-	-
Stock based compensation		-	-	2,472,685	-	-	-	2,472,685
Unrealized loss on available for sale securities		-	-	-	-	(48,643)	-	(48,643)
Appropriation to reserves		-	-	-	2,077,628	-	(2,077,628)	-
Cash dividends declared and distributed		-	-	-	-	-	(6,891,020)	(6,891,020)
Earnings of the year		-	-	-	-	-	59,937,254	59,937,254
Unrealized gain on translation of self-sustaining operation		-	-	-	-	3,972,486	-	3,972,486
Unrealized gain on translation functional currency to reporting currency		-	-	-	-	9,709,315	-	9,709,315
Balance, March 31, 2008		149,416,476	78,334,543	1,722,036	2,077,628	14,121,627	52,736,437	148,992,271
Options exercised		4,482	21,091	-	-	-	-	21,091
Shares issued for property		4,532,543	36,484,591	-	-	-	-	36,484,591
Cancellation of shares under normal course issuer bid	10(b)	(2,366,500)	(1,884,815)	(46,509)	-	-	(7,541,567)	(9,472,891)
Value of options transferred upon exercised		-	13,545	(13,545)	-	-	-	-
Stock based compensation		-	-	1,995,629	-	-	-	1,995,629
Unrealized loss on available for sale securities		-	-	-	-	(107,018)	-	(107,018)
Appropriation to reserves	11	-	-	-	8,982,143	-	(8,982,143)	-
Cash dividends declared and distributed	10(e)	-	-	-	-	-	(5,466,165)	(5,466,165)
Loss of the period		-	-	-	-	-	(17,235,387)	(17,235,387)
Unrealized gain on translation of self-sustaining operation		-	-		-	10,191,073	-	10,191,073
Unrealized loss on translation functional currency to reporting currency		-	-	-	-	(29,633,881)	-	(29,633,881)
Balance, Decembeer 31, 2008		151,587,001	$112,968,955	$3,657,611	$11,059,771	$(5,428,199)	$13,511,175	$135,769,313

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For three and nine months periods ended December 31, 2008

(Unaudited - expressed in US dollars, unless otherwise stated)

1.  NATURE OF OPERATIONS

Silvercorp Metals Inc. along with its subsidiary companies and joint ventures (collectively the “Company”) is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties in the People’s Republic of China (“China”).

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Basis of Presentation and principles of consolidation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and are presented in US dollars using the same accounting policies and methods of application as those disclosed in the Company’s consolidated financial statements for year ended March 31, 2008. However, they do not contain all disclosures required by GAAP for annual  financial statements and, accordingly, they should be read in conjunction with the Company’s audited annual financial statements for the year ended March 31, 2008. They include the accounts of its significantly owned subsidiaries: Silvercorp Metals China Inc., Fortune Mining Limited, Fortune Copper Limited, Fortress Mining Inc., Fortune Gold Mining Limited, Lachlan Gold Ltd., Victor Resources Ltd., Victor Mining Ltd., Yangtze Mining Ltd., Yangtze Mining (H.K.) Ltd., Yunnan Jin Chang Jiang Mining Co. Ltd. (“Yunnan JCJ”), 82% owned subsidiary, Qinghai Found Mining Company Ltd. (“Qinghai Found”), 70% (March 31, 2007 - 60%) owned subsidiary, Henan Huawei Mining Co. Ltd. (“Henan Huawei”), 77.5% owned subsidiary, Henan Found Mining Co. Ltd. (“Henan Found”), 95% owned subsidiary, Anhui Yangtze Mining Co. Ltd, and 95% owned subsidiary, Guangdong Found Mining Co. Ltd.

These unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments necessary to present fairly the consolidated financial position as at December 31, 2008 and the consolidated statements of operations and cash flows for the three and nine months periods presented. Operating results of the interim periods are not necessarily indicative of the results that may be expected for the full fiscal year ending March 31, 2009.

All significant inter-company transactions and accounts have been eliminated upon consolidation.

(b)  Adoption of New Accounting Standards

On April 1, 2008, the Company adopted the recommendations included in the following Sections of the Canadian Institute of Chartered Accountants Handbook: Section 3862, Financial Instruments - Disclosure” and Section 3863, “Financial Instruments – Presentation”, Section 3031, “Inventories”, and Section 1535, “Capital Disclosures”. These new standards have no material impact on the classification and measurement in the Company’s interim consolidated financial statements.

(i)  Financial Instrument Standards

Section 3862, “Financial Instruments - Disclosure” and Section 3863 “Financial Instruments - Presentation”, replace Section 3861 “Financial Instruments - Disclosure and Presentation”.  Section 3862 Financial Instruments - Disclosure, describes the required disclosures related to the significance of the financial instruments on the Company’s financial position and performance and the nature and extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. Section 3863 Financial Instruments - Presentation, describes the standards for presentation of financial instruments and non-financial derivatives and carries forward the presentation requirements of Section 3861 Financial Instruments - Disclosure and Presentation.  Additional disclosure has been provided in note 14 to the Company’s unaudited interim consolidated financial statements.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For three and nine months periods ended December 31, 2008

(Unaudited - expressed in US dollars, unless otherwise stated)

(ii) Inventories

Section 3031, “Inventories”, which replaces Section 3030 “Inventories”, requires inventories to be measured at the “lower of cost and net realizable value”, which is different from the existing guidance of the “lower of cost and market”. It also provides guidance on the determination of cost and requires the reversal of any write-downs previously recognized when the net realizable value increases subsequently. Certain minimum disclosures are required, including the accounting policies used, carrying amounts, amount recognized as an expense, write-downs, and the amount of any reversal of any write-downs recognized as a reduction in expenses. The adoption of these new standards did not have any impact on the Company’s unaudited interim consolidated financial statements. Additional disclosure has been provided in notes 3 and 8 to the Company’s unaudited interim consolidated financial statements.

(iii) Capital Disclosures

Section 1535, “Capital Disclosure”, establishes standards for disclosing information about an entity’s capital and how it is managed. These standards require a company to disclose their objectives, policies, and processes for managing capital along with summary quantitative data about what it manages as capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and when a company has not complied with capital requirements, the consequences of such non-compliance.

(c)  New Canadian Accounting Pronouncements

(i) Convergence with IFRS

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter ending June 30, 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely conversion.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For three and nine months periods ended December 31, 2008

(Unaudited - expressed in US dollars, unless otherwise stated)

(ii) Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. The new Section will be applicable to the Company’s consolidated financial statements for its fiscal year beginning April 1, 2009. The Company is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.

3.  INVENTORIES

Inventories consist of the following:

	December 31, 2008	March 31, 2008
Direct smelting ore and stockpile ore	$1,665,318	$951,635
Concentrate inventory	1,476,903	467,776
Total stockpile	3,142,221	1,419,411
Material and supplies	1,325,248	969,764
	$4,467,469	$2,389,175

Material and supplies are valued at the lower of cost, determined on a weighted average cost basis, and net realizable value. Direct smelting ores and stockpiled ores are valued at the lower of mining cost and net realizable value. Mining cost includes the cost of raw material, mining contractor cost, direct labor costs, and applicable production overheads, based on normal operation capacity. Concentrate inventories are valued at the lower of cost and net realizable value. The cost of concentrate inventories includes the mining cost for stockpiled ores milled, freight charges to ship stockpile ores to mill sites from mine sites, and milling cost. Milling cost includes cost of raw material, direct labor costs, and applicable production overheads cost, based on normal operation capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

For the three and nine months ended December 31, 2008, a total of $96,933 and $463,638 (three and nine months ended December 31, 2007 - $nil) was charged to consolidated statements of operations and included  in the impairment charges for inventory write-down relating to zinc concentrates (note 8).

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For three and nine months periods ended December 31, 2008

(Unaudited - expressed in US dollars, unless otherwise stated)

4.  LONG TERM INVESTMENTS

		December 31, 2008	March 31, 2008
Investments in companies subject to significant influence	(a)
New Pacific Metals Inc.	(a)(i)	$8,212,688	$11,251,648
Luoyan Yongning Smelting Co. Ltd.	(a)(ii)	-	6,417,939

Availabe for sale investments
Dajin Resources Corp.		57,162	204,300
Luoyang Yongning Smelting Co. Ltd.	(a)(ii)	6,742,610	-

		$15,012,460	$17,873,887

(a)

Investment in companies subject to significant influence

(i)

New Pacific Metals Inc. (“NUX”)

As at December 31, 2008, the Company owns 7,400,000 common shares of NUX, representing an ownership of 23.4% (March 31, 2008 - 23.6%). The following is the summary of the investment in NUX and its market value:

			Value of NUX's
			common shares
			per quoted market
	Number of shares	Amount	price
Balance, March 31, 2007	4,987,501	$6,279,806	$14,924,866
Shares released from escrow	2,412,499	4,388,267	4,388,267
Equity in loss of investee company	-	(250,113)	-
Foreign translation impact	-	833,688	-
Balance, March 31, 2008	7,400,000	11,251,648	14,758,245
Equity in loss of investee company	-	(1,466,735)	-
Foreign translation impact	-	(1,572,225)	-
Balance, December 31, 2008	7,400,000	$8,212,688	$2,960,966

As at February 11, 2009, the value of NUX’s common shares per quoted market price has increased to $6.0 million.

(ii)

Luoyang Yongning Smelting Co. Ltd. (“Yongning”)

During the fiscal year 2007, Henan Found entered into a joint venture agreement, for a 30% participation interest, in Luoyang Yongning Smelting Co. Ltd. (“Yongning”), to custom build a 150,000 tonne per year lead-silver-gold smelter in Luoning County, Luoyang City, Henan Province, China. On September 21, 2007, Yongning obtained approval from Chinese governmental authorities and the business license was issued.

During the fiscal year 2008, Henan Found fulfilled its registered capital requirement through a contribution of approximately $6.6 million (RMB¥45 million) to Yongning. As of March 31, 2008, the registered capital requirement of $21.4 million (RMB¥150 million) has been fully contributed by all the joint venture parties.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For three and nine months periods ended December 31, 2008

(Unaudited - expressed in US dollars, unless otherwise stated)

During the period ended December 31, 2008, the shareholders of Yongning approved an increase of the registered capital of Yongning to $58.6 million (RMB¥400 million) from $21.4 million (RMB¥150 million) to meet increasing capital expenditure needs. The Company decided not to further participate with a proportionate capital contribution, but will contribute additional $0.3 million (RMB¥2 million) toward the smelter project. The Company stated to use cost method from December 1, 2008 to record its investment in Yongning.

In December 2008, Henan Found paid $146,578 (RMB¥1.0 million) of the $0.3 million (RMB¥2 million) additional contribution to Yongning.

(b)

Available for sale investments

		December 31, 2008				March 31, 2008
		Unrealized Gain (loss)				Unrealized gain (loss)

		Decline in	Foreign			Decline in	Foreign
	Cost basis	market value	exchange	Fair value	Cost basis	market value	exchange	Fair value
Dajin Resources Corp.	$216,844	(146,987)	(12,695)	57,162	216,844	(39,969)	27,425	$204,300
Luoyang Yongning Smelting Co. Ltd.	$6,557,440	-	185,170	6,742,610	-	-	-	$-

5.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	December 31, 2008			March 31, 2008
		Accumulated				Accumulated	Net Book
	Cost	Depreciation	Net Book Value	Cost		Depreciation	Value
Building	$13,148,759	$794,812	$12,353,947	$8,236,801		$263,521	$7,973,280
Computer equipment	608,336	378,265	230,071	570,784		179,022	391,762
Computer software	198,760	80,947	117,813	191,211		37,371	153,840
Equipment and funiture	2,851,104	285,461	2,565,643	976,584		141,772	834,812
Machinery	4,761,831	432,220	4,329,611	2,650,059		200,017	2,450,042
Mining equipment	404,676	159,241	245,435	482,115		156,994	325,121
Motor vehicle	1,699,121	512,420	1,186,701	1,268,900		301,735	967,165
Land use right	510,147	-	510,147	496,373		-	496,373
Leasehood improvement	86,762	30,115	56,647	113,674		29,270	84,404
Construction in process	5,561,861	-	5,561,861	672,773		-	672,773
	$29,831,357	$2,673,481	$27,157,876	15,659,274	$	$1,309,702	$14,349,572

During the three months ended December 31, 2008, the Company disposed a motor vehicle with net book value of $11,240 (three months ended December 31, 2007 - $nil) and a loss of $9,495 (three months ended December 31, 2007 - $nil) was recorded.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For three and nine months periods ended December 31, 2008

(Unaudited - expressed in US dollars, unless otherwise stated)

During the nine months ended December 31, 2008, the Company disposed a motor vehicle with net book value of $11,240 and leasehold improvement with net book value of $9,504 and a loss of $18,999 (nine months ended December 31, 2007 - $48,130) was recorded.

During the three months and nine months ended December 31, 2008, a total of $185,951 of building costs were written off and recorded as impairment charges in the consolidated statements of operations.

6.  MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties are comprised of the following:

			December 31, 2008			March 31, 2008
			Accumulated amortization, disposal, & impairment			Accumulated
		Cost	charges	Net Book Value	Cost	Amortization	Net Book Value
Ying, Henan Province, China		$27,811,090	(5,981,717)	21,829,373	20,958,911	(2,656,161)	$18,302,750
HPG, Henan Province, China	Note 8	13,371,329	(13,371,329)	-	11,247,479	(1,515,086)	9,732,393
TLP, Henan Province, China	Note 8	23,703,984	(23,703,984)	-	20,015,357	-	20,015,357
LM, Henan Province, China	Note 8	11,933,441	(11,933,441)	-	9,748,658	-	9,748,658
NZ, Henan Province, China	(a)	2,186,306	(2,186,306)	-	2,046,934	-	2,046,934
Nabao, Qinghai Province, China	Note 8	2,005,590	(2,005,590)	-	1,058,183	-	1,058,183
GC & SMT, Guangdong Province, China	(b)	67,660,327	-	67,660,327	-	-	-
Total		$148,672,067	(59,182,367)	89,489,700	65,075,522	(4,171,247)	$60,904,275

(a)

NZ, Henan Province, China

During the period ended December 31, 2008, the Company disposed of NZ project to a third party for a total consideration of $1.0 million and a loss of $819,213 (December 31, 2007 - $nil) was recorded.  The disposition was conducted through selling equity interest of a 100% owned subsidiary of Henan Found, in which there had been no significant activity other than holding NZ project.

(b)

GC & SMT, Guangdong Province, China

Pursuant to a share purchase agreement dated April 24, 2008, on June 6, 2008, the Company acquired a 95% interest in the Gaocheng and Shimentou silver, lead and zinc exploration permits (“GC & SMT projects”) as well as certain assets associated with these two projects, for $60.8 million (CAD$61.95 million) through the acquisition of a 100% interest of Yangtze Mining Ltd. (“Yangtze Mining”) from Yangtze Gold Ltd. (“Yangtze Gold”).  Both Yangtze Mining and Yangtze Gold are private companies and are related parties of the Company through common directorship.

Prior to the acquisition, Yangtze Mining held 95% of the equity interest in Anhui Yangtze Mining Co. Ltd. (“Anhui Yangtze”), which owns 100% of the GC & SMT projects located in Guangdong Province, China.

As of December 31, 2008, the Company fulfilled its obligations to acquire the GC & SMT projects by making cash payments of $24.2 million and issuance of 4,532,543 common shares of the Company at a deemed price of CAD$8.20 per share, which represented the 60% of the purchase price, or $36.5 million, as agreed by both parties.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For three and nine months periods ended December 31, 2008

(Unaudited - expressed in US dollars, unless otherwise stated)

Upon the acquisition of the GC & SMT projects, a total of $19.2 million in future income tax liabilities were recognized and included in Mineral Rights and Properties by applying a 25% tax rate to the excess of book value over tax basis of the mineral interest acquired.

Other than the GC & SMT projects and associated assets, certain other net assets (“Remaining Assets”) still remained in Anhui Yangtze, including Tong Shan Pai Copper Mine (“TSP Mine”). An Indemnification Agreement dated June 6, 2008 was executed between the Company and Yangtze Gold to the effect that Yangtze Gold would use its best efforts to transfer the TSP Mine. Also, effective June 6, 2008, Yangtze Gold and Anhui Yangtze entered into a declaration of trust wherein Anhui Yangtze (the “Trustee”) holds in trust all of the Remaining Assets for the benefit of Yangtze Gold. Based on the Indemnification Agreement and the Declaration of Trust, the Company is indemnified against any obligations that would arise subsequent to June 6, 2008, relating to the Remaining Assets.

Since November 2008, to facilitate the GC & SMT project, the Company has been undertaking reorganization.  A joint venture company, Guangdong Found Mining Co. Ltd. (“Guangdong Found”), designated as the operating company of the GC & SMT projects, was established in Guangdong Province. Guangdong Found will own all mineral properties and associated assets for the GC & SMT projects. Total required register capital of Guangdong Found is $22 million (RMB¥150 million), which will be fully contributed by the Company (RMB¥ 142.5 million) and a third party (RMB¥ 7.5 million) over a two-year period.  Upon the completion of this reorganization, the Company will own a 95% equity interest in Guangdong Found, while the third party will obtain 5%.

As of December 31, 2008, the Company has fulfilled its first phase registered capital contribution obligation by funding $5.5 million to Guangdong Found.

7.

ASSET RETIREMENT OBLIGATIONS

The following table presented the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

	Current portion	Long term portion	Total
Balance, March 31, 2007	$292,406	$669,996	$962,402
Obligations incurred during the year	252,725	440,699	693,424
Obligations discharged upon payments during the year	(515,980)	-	(515,980)
Obligations reduction as per revision of ARO of Ying Property	-	(94,009)	(94,009)
Accretion of asset retirement obligations	10,517	51,171	61,688
Reclassification of current portion of ARO to long term	(75,226)	75,226	-
Foreign currency translation impacts	35,558	82,746	118,304
Balance, March 31, 2008	-	1,225,829	1,225,829
Obligation incurred during the period	-	729,081	729,081
Accretion of asset retirement obligations	-	87,254	87,254
Foreign currency translation impacts	-	93,290	93,290
Balance, December 31, 2008	$-	$2,135,454	$2,135,454

Although the ultimate reclamation costs to be incurred for the existing mines are uncertain, the Company has estimated the undiscounted future values of these costs to be $3.11 million as at December  31, 2008 (March 31, 2008 - $1.74 million ), assuming the cash outflow will be at the end of mine lives.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For three and nine months periods ended December 31, 2008

(Unaudited - expressed in US dollars, unless otherwise stated)

The aggregate accrued obligation as at December 31, 2008, representing the fair value of the future reclamation costs, was $2,135,454 (March 31, 2008 - $1,225,829). The fair value was estimated using a credit risk free discount rate of six percent.

8.

ASSET IMPAIRMENT

Long-lived assets should be tested for recoverability whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. During the three months ended December 31, 2008, the Company undertook a review of all mining and exploration assets in light of recent economic events and the associated declines in the outlook for metal prices.

A two step process analysis by management determined impairments of long-lived assets. The first step determined whether impairment existed, and if so, the second step measured the amounts of the impairments. Impairment exists if the carrying amount of the assets exceeds the sum of the undiscounted cash flows expected from the assets. The amount of the impairment loss is determined as the amount by which the carrying value of the asset exceeds the fair value, determined using discounted future cash flows. The discounting of future cash flows requires management to make estimates and use assumptions which includes, but are not limited to, mineral resources, forecast metal prices, discount rates, operating costs, and the estimated useful life of the assets.

As a result of the review, it was determined that some of the Company’s long-lived assets were impaired and the respective impairment charges were:

	Three months ended	Nine months ended
	December 31, 2008	December 31, 2008
Mineral rights and properties
HPG, Henan Province, China	$10,318,043	$10,318,043
TLP, Henan Province, China	22,699,599	22,699,599
LM, Henan Province, China	10,500,339	10,500,339
Nabao, Qinghai Province, China	2,005,590	2,005,590

Property, plant and equipment	185,951	185,951
Total impairment of long-lived assets	45,709,522	45,709,522
Other items
Inventories	96,933	463,638
Long term prepaids	1,627,021	1,627,021

Total asset impairment	$47,433,476	$47,800,181

The impairment charges resulted in a tax recovery of $7,139,889, net of the effect of future tax valuation allowances recognized.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For three and nine months periods ended December 31, 2008

(Unaudited - expressed in US dollars, unless otherwise stated)

Included in the impairment charges is a long-term prepaid of $1,627,021, representing amounts    advanced to a third party assisting the Company in the exploration of potential mineral properties in China. The amount was written off as it was determined to be unrecoverable.

9.  NON CONTROLLING INTERESTS

The continuity of non controlling interests is summarized as follows:

	Henan Found	Huawei	GC & SMT	Total
Balance, March 31, 2007	$6,898,206	$49,780	$-	$6,947,986
Non-controlling interest reduction upon share transferred	-	(186,140)	-	(186,140)
Income sharing for the year	16,610,101	2,667,449	-	19,277,550
Non-controlling interest reduction upon distribution	(3,501,214)	-	-	(3,501,214)
Minority shareholder's contribution	(12,117,910)	-	-	(12,117,910)
Foreign currency translation impact	838,872	6,053	-	844,925
Balance, March 31, 2008	8,728,055	2,537,142	-	11,265,197
Non-controlling interest addition upon acquisition	-	-	172,371	172,371
Non-controlling interest addition upon contribution	-	-	219,868	219,868
Income (loss) sharing for the period	1,952,851	(2,427,861)	(7,139)	(482,149)
Foreign currency translation impact	879,883	(109,281)	(58)	770,544

Balance, December 31, 2008	$11,560,789	$-	$385,042	$11,945,831

10.  SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value.

(b) Normal Course Issuer Bid

On March 20, 2008, the Company announced a Normal Course Issuer Bid to acquire up to 2,988,029 of its common shares. The Normal Course Issuer Bid was approved by the TSX Exchange, commencing on March 28, 2008 and continues until no later than March 27, 2009. On October 20, 2008, the Company increased the maximum number of shares that may be acquired under the Normal Course Issuer Bid from 2,988,029 to 10,601,212 shares.

(c) Share Purchase Warrants

The following is a summary of warrant transactions:

Number of
warrants		Number of warrants	Number of warrants	Expired price
outstanding as at	Issued during the	expired during the	outstanding as at	per warrants in
March 31, 2008	period	period	December 31, 2008	CAD$	Expiry Date

3,742,119	-	3,742,119	-	$8.00	October 26, 2008

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For three and nine months periods ended December 31, 2008

(Unaudited - expressed in US dollars, unless otherwise stated)

(d) Stock Options

The following is a summary of option transactions:

		Weighted average
		price per
	Number of shares	share CAD
Balance, March 31, 2006	7,909,875	$0.36
Options granted	1,300,500	4.44
Option exercised	(2,961,717)	0.30
Options forfeited	(78,750)	4.35
Balance, March 31, 2007	6,169,908	1.19
Options granted	1,081,200	7.11
Option exercised	(3,448,896)	0.73
Options forfeited	(567,527)	2.60
Balance, March 31, 2008	3,234,685	3.42
Option granted	585,000	6.12
Option exercised	(4,482)	4.81
Option expired	(31,875)	0.75
Option forfetied	(14,517)	6.70
Option granted	160,000	3.05
Balance, December 31, 2008	3,928,811	$3.81

During the nine months ended December 31, 2008, a total of 745,000 options were granted to directors, officers, employees, and consultants at an exercise price of CAD$3.05 - $6.12 per share subject to various vesting schedules. Of the 745,000 options granted, 10,000 options were granted to a consultant at an exercise price of CAD$5.99 per share with a life of two years and vesting entirely on January 2, 2010, while the remaining 735,000 options have a life of five years and are subject to a vesting schedule over a three year term with 8.333% options vesting every three months.

The following is the summary of assumptions used to estimate the fair value of each option granted using the Black-Scholes option pricing model.

	Nine months ended December 31,
	2008	2007
Risk free interest rate	1.60% to 2.95%	3.94% to 4.55%
Expected life of options in years	2 to 5 years	1 to 3 years
Expected volatility	55% to 90%	70% to 94%
Expected dividend yield	1%	0%

The weighted average grant date fair value of options granted during the period was CAD$3.81 (nine months ended December 31, 2007 - CAD$2.76). For the nine months ended December 31, 2008, a total of $1,995,629 (nine months ended December 31, 2007 - $1,878,054) in stock-based compensation expenses was recorded and included in the office, administration and miscellaneous expenses on the consolidated statements of operations.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For three and nine months periods ended December 31, 2008

(Unaudited - expressed in US dollars, unless otherwise stated)

For the three months ended December 31, 2008, a total of $727,482 (three months ended December 31, 2007 - $750,687) in stock-based compensation expense was recorded and included in office, administration and miscellaneous expense on the consolidated statement of operations.

The following table summarizes information about stock options outstanding at December 31, 2008:

		Weighted average			Weighted
	Number of options	remaining	Weighted	Number of options	average
Exercise price in	outstanding at	contractual life	average exercise	exercisable at	exercise price
CAD$	December 31, 2008	(YRS)	price in CAD$	December 31, 2008	in CAD$
$0.18	990,000	0.81	$0.18	990,000	$0.18
0.63	450,000	1.16	0.63	450,000	0.63
4.32	432,399	2.56	4.32	338,400	4.32
4.43	207,000	2.66	4.43	145,500	4.43
4.47	54,708	2.62	4.47	31,083	4.47
6.74	777,204	3.28	6.74	238,089	6.74
6.95	135,000	3.75	6.95	69,768	6.92
9.05	137,500	4.05	9.05	29,875	9.05
7.54	50,000	4.37	7.54	8,335	7.54
5.99	10,000	1.50	5.99	-	5.99
5.99	525,000	4.50	5.99	43,750	5.99
3.05	160,000	4.75	3.05	-	3.05
$0.18-9.05	3,928,811	2.73	$3.81	2,344,800	$2.30

Subsequent to December 31, 2008, a total of 104,108 options were forfeited.

(e) Cash Dividends Declared and Distributed

During the three month period ended December 31, 2008, a quarterly cash dividend of $2,475,698 (CAD$3,031,740) was declared.  During the nine months period ended December 31, 2008, two quarterly cash dividends of CAD$0.02 totaling $5,466,167 (CAD$$5,939,537) were declared and a cash dividend of $2,990,469 was paid.

Subsequent to December 31, 2008, the dividend of $2,475,698 (CAD$3,031,740) was distributed to the shareholders of the Company.

During the three and nine month period ended December 31, 2007, an annual cash dividend of $6,891,020 or CAD$7,383,039 ($0.05 or CAD$0.05) was declared and paid.

All dividends declared are considered eligible dividends for Canadian tax purposes.

(f) Stock split

On September 28, 2007, shareholders approved a three-for-one stock split for its common shares. The record date for the stock split was set at the close of business on October 31, 2007.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For three and nine months periods ended December 31, 2008

(Unaudited - expressed in US dollars, unless otherwise stated)

All share and per share information included in the consolidated financial statements and accompanying notes are presented on a post-split basis for all periods presented.

 11. RESERVES

During the nine months ended December 31, 2008, the Board of Directors of Henan Found appropriated reserves of $8,982,143 (nine months ended December 31, 2007 - $2,077,628) from its retained earnings for the calendar year ended December 31, 2007. Of the reserves, a total of $1,795,494 (nine months ended December 31, 2007 - $415,526) was appropriated as Enterprise Reserve Fund and $7,186,649 (nine months ended December 31, 2007 - $1,662,102) as Enterprise Expansion Fund.  Henan Found also contributed a total of $71,866 (nine months December 31, 2007 - $16,621) to the Employee Welfare Fund.  The contribution to Employee Welfare Fund was recorded as accrued liabilities on the consolidated balance sheets and expensed on the consolidated statements of operations.

12. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

Amount due to (from) related parties	December 31, 2008	March 31, 2008
New Pacific Metals Corp. (a)	$700,247	$(18,051)
Henan Non-ferrous Geology Bureau (b)	1,978,810	12,117,910
Qinghai Non-ferrous Geology Bureau (c)	-	(17,113)
Quanfa Exploration Consulting Services Ltd. (d)	124,937	(12,014)
	$2,803,994	$12,070,732

	Three month ended December 31,		Nine month ended December 31,
Transactions with related parties	2008	2007	2008	2007
New Pacific Metals Corp. (a)	$917,279	106,283	1,789,958	$587,635
Henan Non-ferrous Geology Bureau (b)	-	-	10,146,214	-
Qinghai Non-ferrous Geology Bureau (c)	-	-	17,113	-
Quanfa Exploration Consulting Services Ltd. (d)	-	-	270,198	65,662
Gao Consulting Ltd.(e)	-	60,010	114,093	140,268
McBrighton Consulting Ltd.(f)	54,588	-	54,588	-
R. Feng Consulting Ltd. (g)	79,221	72,012	262,380	153,914
Directors (h)	30,533	20,403	71,280	71,453
	$1,081,621	258,708	12,725,824	$1,018,932

(a)

New Pacific Metals Corp. is a publicly traded company with a director and officers in common with the Company. Further to a services and cost reallocation agreement between the Company and NUX, the Company will recover costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three and nine months ended December 31, 2008, the Company recovered $42,106 (three months ended December 31, 2007 - $68,680) and $162,858 (nine months ended December 31, 2007 - $276,471), respectively, from NUX for services rendered and expenses incurred on behalf of NUX.  The costs recovered from NUX were recorded as a direct reduction of office, administration and miscellaneous expenses on the consolidated statements of operations.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For three and nine months periods ended December 31, 2008

(Unaudited - expressed in US dollars, unless otherwise stated)

On December 8, 2006, NUX entered into a Declaration of Trust Agreement (the “Trust Agreement”) with Yunnan JCJ, an indirectly wholly owned subsidiary of the Company, to hold in trust for NUX, two exploration permits (“Huaiji Project”) located in Guangdong Province, China. Under the Trust Agreement, NUX is to advance cash to Yunnan JCJ to fund the exploration programs at Huaji Project.  During the three and nine months ended December 31, 2008, Yunnan JCJ incurred exploration expenditures of $875,173 (three months ended December 31, 2007 - $37,603) and $1,627,100 (nine months ended December 31, 2007 - $311,164), respectively, for the sole benefit of NUX.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the year ended March 31, 2008, Henan Found’s Board of Directors declared a dividend of approximately $53.9 million (RMB¥400 million), of which $12.1 million (RMB¥90 million) was payable to Henan Geology Bureau. During the three and nine months ended December 31, 2008, a total of $10.1 million was paid to Henan Geology Bureau and the balance of $2.0 million was included in amounts of due to related parties.

(c)

Qinghai Non-ferrous Geology Bureau is an 18% equity interest holder of Qinghai Found. During the nine months ended December 31, 2008, Qinghai Non-ferrous Geology Bureau repaid $17,113 previously owed to the Company.

(d)

Quanfa Exploration Consulting Services Ltd. (“Quanfa”) is a private company with majority shareholders and management from the senior management of Henan Found and Henan Huawei. NZ project was held by Quanfa and Henan Found was required to pay certain consulting fees to Quanfa. During the three and nine months periods ended December 31, 2008, the Company paid $65,726 (December 31, 2007 - $65,662) to Quanfa for its consulting services provided.

During the period ended December 31, 2008, the Company also purchased a mining right from Quanfa for $204,472 (December 31, 2007 - $nil).

(e)

During the three and nine months ended December 31, 2008, the Company paid $nil and $114,093 (three months ended December 31, 2007 - $60,010; nine months ended December 31, 2007 - $140,268), respectively, to Gao Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(f)

During the three and nine months ended December 31, 2008, the Company paid $54,588 and $54,588 (three and nine months ended December 31, 2007 - $nil), respectively, to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(g)

During the three and nine months ended December 31, 2008, the Company paid $79,221 and $262,380 (three months ended December 31, 2007 - $72,012; nine months ended December 31, 2007 - $153,914), respectively, to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For three and nine months periods ended December 31, 2008

(Unaudited - expressed in US dollars, unless otherwise stated)

(h)

During the three and nine months ended December 31, 2008, the Company incurred director fees of $30,533 and $71,280 (three months ended December 31, 2007 - $20,403; nine months ended December 31, 2007 - $71,453), respectively, payable to four independent directors of the Company.

The transactions with related parties during the period are measured at the exchange amount, which is the amount of consideration established and agreed by the parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

13. CAPITAL DISCLOSURE

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in shareholders’ equity. The Board of Directors does not establish a quantitative return on capital criteria for management but promotes year-over-year sustainable earnings growth targets. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In response to the current economic and financial environment, and the significant decline in the prices of silver, lead and zinc, the Company is adopting a more conservative capital management strategy in order to preserve cash, continue to generate positive cash flow from operation, and maintain a strong balance sheet.

The Company is not subject to externally imposed capital requirements.

14. FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, and credit risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For three and nine months periods ended December 31, 2008

(Unaudited - expressed in US dollars, unless otherwise stated)

(a) Fair value

The fair values of financial instruments at December 31, 2008 and March 31, 2008 are summarized as follows:

	December 31, 2008		March 31, 2008
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial Assets
Held for trading
Cash and cash equivalents	28,807,706	28,807,706	47,092,890	47,092,890
Short term investments	14,507,243	14,507,243	37,145,656	37,145,656
Loans and receivables
Accounts receivables	1,782,266	1,782,266	3,393,487	3,393,487

Available for sale
Long term investments
Dajin Resources Corp.	57,162	57,162	204,300	204,300
Luoyang Yongning Smelting Co. Ltd.	6,742,610	6,742,610	-	-

Financial Liabilities
Other financial liabilities
Accounts payable and accrued liabilities	10,210,253	10,210,253	7,026,628	7,026,628
Deposits received from customers	1,022,113	1,022,113	2,573,202	2,573,202
Dividends payable	2,475,698	2,475,698	-	-
Amounts due to related parties	2,803,994	2,803,994	12,070,732	12,070,732

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments.  The carrying amount of all financial instruments classified as current approximates their fair value because of the short maturities and normal trade term of these instruments.  The fair value of the long term investment in Dajin Resources Corp was based on the quoted market prices and the cost approach was used to determine the fair value of the investment in Luoyang Yongning Smelting Co. Ltd.

(b) Liquidity risk

The Company has in place a planning process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and short term investments.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For three and nine months periods ended December 31, 2008

(Unaudited - expressed in US dollars, unless otherwise stated)

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	December 31, 2008		March 31, 2008
	Within a year	Total
Accounts payable and accrued liabilities	$10,210,253	$10,210,253	$7,026,628
Deposits received from customers	1,022,113	1,022,113	2,573,202
Dividends payable	2,475,698	2,475,698	-
Amount due to related parties	2,803,994	2,803,994	12,070,732
	$16,512,058	$16,512,058	$21,670,562

(c) Exchange risk

The Company undertakes transactions in various foreign currencies, and reports its results of its operations in US Dollars while the Canadian dollar is considered its functional currency, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency and the translation of functional currency to reporting currency.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to the US Dollar until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB is not a freely convertible currency.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

The amounts are expressed in USD equivalents	December 31, 2008	March 31, 2008
Canadian dollars	$24,050,652	$39,184,560
United States dollars	527,011	1,018,552
Chinese renminbi	27,317,677	47,631,299
Hong Kong dollars	1,647	1,922
Total financial assets	$51,896,987	$87,836,333

Canadian dollars	3,481,506	286,484
United States dollars	3,594	182,606
Chinese renminbi	13,026,958	21,201,472
Total financial liabilities	$16,512,058	$21,670,562

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For three and nine months periods ended December 31, 2008

(Unaudited - expressed in US dollars, unless otherwise stated)

As at December 31, 2008, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB against the Canadian dollar would have increased (decreased) net loss by approximately $0.2 million and increased (decreased) other comprehensive income (loss) by $0.2 million.

As at December 31, 2008, with other variables unchanged, a 1% strengthening (weakening) of the Canadian dollar against the US dollar would have increased (decreased) other comprehensive loss by $0.4 million.

(d) Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interests at market rates that are fixed to maturity. The Company also holds a portion of cash and cash equivalents in bank accounts that earn variable interest rates. Because of the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2008.

(e) Credit risk

The Company is exposed to credit risk primarily associated to accounts receivable from customers, cash and cash equivalents and short-term investments.  The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on customers as necessary and has monitoring processes intended to mitigate credit risks. The Company has accounts receivables from clients primarily in China engaged in the mining and milling of base and polymetallic metals industry. The historical level of customer defaults is zero and aging of accounts receivable are less than 30 days, and, as a result, the credit risk associated with accounts receivable at December 31, 2008 is not considered to be high.

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For three and nine months periods ended December 31, 2008

(Unaudited - expressed in US dollars, unless otherwise stated)

15. SEGMENTED INFORMATION

(a) Industry information

The Company operates in one reportable operating segment, being the acquisition, exploration, development, and operation of mineral properties.

(b) Geographic information

(i) The following is the summary of balance sheet items of each geographic segment:

December 31, 2008
	Canada	China
Balance sheet items:		Ying		HPG	TLP	LM	GC & SMT	Other	Total

Mineral rights and properties	$-	$21,829,373	$	- $	-	$-	$67,660,327	$-	$89,489,700
Property, plant and equipment	302,431	23,554,192		983,359	-	283,039	63,655	1,971,200	27,157,876
Long term investments	8,269,850	6,742,610		-	-	-	-	-	15,012,460

March 31, 2008
	Canada	China
Balance sheet items:		Ying		HPG	TLP	LM	GC & SMT	Other	Total

Mineral rights and properties	$-	$18,302,750		$9,732,393	$20,015,357	$9,748,658	$-	$3,105,117	$60,904,275
Property, plant and equipment	438,723	12,329,390		955,816	-	-	-	625,643	14,349,572
Long term investments	11,455,948	6,417,939		-	-	-	-	-	17,873,887

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For three and nine months periods ended December 31, 2008

(Unaudited - expressed in US dollars, unless otherwise stated)

(ii) The following is a summary of operations for each geographic segment:

	Nine months ended December 31, 2008
		China
	Canada	Ying	HPG	TLP	LM	GC & SMT	Qinghai	Other	BVI	Total
Sales	$-	$51,995,059	$6,321,804	$4,424,535	$3,389,275	$-	$-	$-	$-	$66,130,673
Cost of sales	-	(14,593,913)	(3,069,381)	(3,134,620)	(2,248,333)	-	-	-	-	(23,046,247)
Amortization and depletion	-	(3,074,414)	(1,334,791)	(946,013)	(903,283)	-	-	-	-	(6,258,501)
Gross Profit	-	34,326,732	1,917,632	343,902	237,659	-	-	-	-	36,825,925

Expenses	(6,542,605)	(2,502,700)	(513,081)	(950,830)	(830,629)	(4,176,099)	(105,209)	6,020,142	(1,586)	(9,602,597)

Interest, option & other income	449,830	360,528	556,088	-	11,637	8,526	767	359,577	-	1,746,953
Impairment charges	-	-	(10,524,831)	(22,956,449)	(10,500,339)	-	(2,191,541)	(1,627,021)	-	(47,800,181)
Loss and other expenses	(1,388,100)	(730,284)	-	-	-	-	(8,018)	(178,545)	-	(2,304,947)
Non controlling interest	-	(1,975,089)	2,427,861	22,238	-	6,722	-	417	-	482,149
Income tax recovery (expenses)	-	1,058,327	811,902	(876,380)	2,423,462	-	-	-	-	3,417,311
Net income (loss)	$(7,480,875)	$30,537,514	$(5,324,429)	$(24,417,519)	$(8,658,210)	$(4,160,851)	$(2,304,001)	$4,574,570	$(1,586)	$(17,235,387)

	Nine months ended December 31, 2007
		China
	Canada	Ying	HPG	TLP	LM	GC & SMT	Qinghai	Other	BVI	Total
Sales	$-	$72,950,883	$8,567,300	$-	$-	$-	$-	$-	$-	$81,518,183
Cost of sales	-	(1,177,437)	(1,878,304)	-				-	-	(13,655,741)
Amortization and depletion	-	(1,533,865)	(1,517,530)					-	-	(3,051,395)
Gross Profit	-	70,239,581	5,171,466	-	-	-	-	-	-	64,811,047

Expenses	(4,911,129)	(1,748,292)	(1,182,683)					157,452	(335,572)	(8,020,224)
										-
Interest, option & other income	1,291,378	651,738	25,016	-	-	-	-	-	4,397,965	6,366,097
Loss and other expenses	-	(50,746)	-	-	-	-	-	-	(169,014)	(219,760)
Non controlling interest	-	(13,556,979)	(1,708,015)	-	-	-	-	-	-	(15,264,994)
Income tax Recovery (expenses)	-	1,292,235	113,591	-	-	-	-	-	-	1,405,826
Net income (loss)	$(3,619,751)	$56,827,537	$2,419,375	$-	$-	$-	$-	$157,452	$3,893,379	$49,077,992

	Three months ended December 31, 2008
		China
	Canada	Ying	HPG	TLP	LM	GC & SMT	Qinghai	Other	BVI	Total
Sales	$-	$12,014,634	$1,326,847	$958,472	$867,844	$-	$-	$-	$-	$15,167,797
Cost of sales	-	(4,308,047)	(1,360,458)	(889,432)	(881,396)	-	-	-	-	(7,439,333)
Amortization and depletion	-	(1,385,845)	(505,927)	(308,421)	(288,855)	-	-	-	-	(2,489,048)
Gross Profit	-	6,320,742	(539,538)	(239,381)	(302,407)	-	-	-	-	5,239,416

Expenses	(1,598,137)	(947,035)	85,011	(506,601)	(534,905)	(3,225,858)	(105,209)	6,236,166	(3,497,520)	(4,094,088)

Interest, option & other income	102,207	(307,671)	552,510	-	11,638	7,493	767	244,082	-	611,026
Impairment charges	-	-	(10,158,126)	(22,956,449)	(10,500,339)	-	(2,191,541)	(1,627,021)	-	(47,433,476)
Loss and other expenses	56,237	(730,284)	-	-	-	-	(8,018)	(169,041)	-	(851,106)
Non controlling interest	-	3,305,690	2,991,180	84,398	14,809	3,196	-	417	-	6,399,690
Income tax recovery (expenses)	-	4,301,394	857,811	(1,013,592)	2,288,004	-	-	-	-	6,433,617
Net income (loss)	$(1,439,693)	$11,942,836	$(6,211,152)	$(24,631,625)	$(9,023,200)	$(3,215,169)	$(2,304,001)	$4,684,603	$(3,497,520)	$(33,694,921)

	Three months ended December 31, 2007
		China
	Canada	Ying	HPG	TLP	LM	GC & SMT	Qinghai	Other	BVI	Total
Sales	$-	$26,156,577	$3,934,118	$-	$-	$-	$-	$-	$-	$30,090,695
Cost of sales	-	(3,989,689)	(899,368)	-	-	-	-	-	-	(4,889,057)
Amortization and depletion	-	(702,447)	(289,989)	-	-	-	-	-	-	(992,436)
Gross Profit	-	21,464,441	2,744,761	-	-	-	-	-	-	24,209,202

Expenses	(2,019,936)	(653,160)	(1,032,317)	-	-	-	-	635,474	57,015	(3,012,924)

Interest and option income	(2,555,078)	376,303	21,011	-	-	-	-	(18,151)	4,385,839	2,209,924
Other income	103,595	(2,616)	-	-	-	-	-	-	(169,014)	(68,035)
Non controlling interest	-	(4,812,182)	(784,158)	-	-	-	-	-	-	(5,596,340)
Income tax Recovery (expenses)	-	(74,458)	113,591	-	-	-	-	-	-	39,133
Net income (loss)	$(4,471,419)	$16,298,328	$1,062,888	$-	$-	$-	$-	$617,323	$4,273,840	$17,780,960

SILVERCORP METALS INC.

Notes to the Consolidated Financial Statements

For three and nine months periods ended December 31, 2008

(Unaudited - expressed in US dollars, unless otherwise stated)

(c) Sales by metal

The sales generated for the three and nine months ended December 31, 2008 comprised of:

	Three months ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Silver (Ag)	$8,006,021	$12,052,538	$33,596,344	$31,780,386
Gold (Au)	270,049	566,673	895,502	963,018
Lead (Pb)	6,046,923	14,029,481	27,554,386	36,027,267
Zinc (Zn)	844,804	3,442,003	4,084,441	12,747,512
	$15,167,797	$30,090,695	$66,130,673	$81,518,183

(d) Major customers

For the nine months ended December 31, 2008, four (nine months ended December 31, 2007 -  two) major customers accounted for 10% to 30% (nine months ended December 31, 2007 - 12% to 15%) and collectively 75% (nine months ended December 31,  2007 - 28%) of the total sales of the Company.

For the three months ended December 31, 2008, four (three months ended December 31, 2007 - two) major customers accounted for 10% to 25% (three months ended December 31, 2007 - 18% to 21%) and collectively 70% (three months ended December 31, 2007 - 39%) of the total sales of the Company.

16. COMMITMENTS

In addition to the commitments otherwise disclosed in these financial statements, the Company has  commitments related to the leasehold obligation of $1,062,585 over the next six years as follows:

For years ending March 31: 2009: $101,520; 2010: $288,139; 2011: $289,901; 2012: $147,508; 2013: $151,111; and 2014: $84,406.